UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Annual Meeting declares cash dividend of Ps. 434 million and authorizes Ps. 300 million for share repurchases

Monterrey, Mexico, April 4, 2008 – Grupo Aeroportuario del Centro Norte, known as OMA, announced the resolutions approved by its Annual Ordinary and Extraordinary Shareholders’ Meeting held yesterday in Mexico City. Among other matters, the Shareholders’ Meeting approved a cash dividend of Ps. 434.2 million and the use of up to Ps. 300 million to repurchase shares. The dividend is Ps. 1.0856 per share, to be paid in four equal quarterly installments of Ps. 0.2714 per share each.

Other resolutions of the Shareholders’ Meeting included:

•	Ratification of all current members of the Board of Directors.
•	Designation of Independent Director Fernando Flores as the new Chairman of the Corporate Practices Committee.
•	Modification of the Bylaws in order to strengthen corporate governance.

The shareholders also agreed to postpone consideration of a proposal to modify the dividend policy to a future Extraordinary Shareholders’ Meeting.

The complete summary of the Shareholders’ Meeting resolutions is available on the Company’s website, http://ir.oma.aero.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: April 7, 2008